Adverum's Myths: Correcting the Record

April 26, 2021

www.SaveAdverum.com

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Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF THE SONIC FUND II, L.P. ("SONIC" OR "WE"), THE PROPOSED DIRECTOR NOMINEES AND THE OTHER PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF ADVERUM BIOTECHNOLOGIES, INC ("ADVERUM" OR THE "ISSUER") FOR THE ELECTION OF DIRECTORS OF THE ISSUER, WITH RESPECT TO FUTURE EVENTS. CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE ISSUER WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

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EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

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This Contest Boils Down To Assembling the Best Possible Board at Adverum

- ❑ Sonic's sole aim in this contest is to ensure that Adverum has the **best Board possible to ensure the development and eventual approval of the Company's potentially life-changing treatment** for wet age-related macular degeneration ("wet AMD")

- ❑ To that end, we have **engaged constructively with Adverum over the course of several years** – helping them add well qualified Board members in 2019, but notably NOT by taking an activist route and submitting nominations at that time

- ❑ Then, in 2021, 10 days before the Company's director nomination deadline, we privately submitted the names of five excellent candidates for the Board to consider. **We did not call for a fight**. Unfortunately, rather than engaging with us privately, the Company two days later issued a press release announcing their slate without addressing any of our substantive issues

- ❑ This clearly indicates a **complete lack of willingness on Adverum's part to consider the names we put forth**

- ❑ Such behavior would be objectionable at any Company. But in this case it is **even more egregious because among the names we put forth are some of the leading luminaries in the nascent – and small – world of gene therapy**

- ❑ **Why would Adverum not want such experts on their team?** Both to help management successfully execute the drug development process and to exert proper oversight of the Company's strategy

- ❑ This is especially important since **both CEO Laurent Fischer and Chairman Patrick Machado are both over-boarded** (sitting on the Boards of three and six public companies, respectively) **and Dawn Svoronos currently sits on five public company boards***

> **WHY WOULD ADVERUM BALK AT THE CHANCE TO HAVE ALL STAR GENE THERAPY AND CAPITAL ALLOCATION EXPERTS CANDIDATES ON THE BOARD TO HELP MANAGEMENT?**

*Laurent Fischer: Adverum Biotechnologies Inc, Senti Biosciences Inc, and CTI Biopharma Corp (where he is Chairman)
*Patrick Machado: Adverum Biotechnologies Inc, Xenon Pharmaceuticals Inc, Arcus Biosciences Inc, Turning Point Therapeutics Inc, Endocyte, and Chimerix Inc
*Dawn Svoronos: Adverum Biotechnologies Inc, Global Blood Therapeutics Inc, Xenon Pharmaceuticals Inc, PTC Therapeutics, and Theratechnologies

Adverum Expects Stockholders to Adopt a "Wait and See" Posture

Adverum does not seem to trust its stockholders with selecting members of the Board

This is evidenced by the games they have played to change the size of the class up for election…

… their setting an extremely compressed solicitation period…

…and their machinations to ensure that two new directors will have to be added to the Board after the 2021 Annual Meeting – directors that stockholders will not get to vote on

This is not the conduct of a Board that is confident of:

The talent and independence of its candidates

Stockholder support of the numerous director seats they must fill this year

Stockholders' satisfaction with their own record and their publicly shared plans

What is Adverum afraid of?

That independence will be restored to the Board rather than Mr. Machado and Dr. Fischer being able to hand pick their cronies?

That stockholders will see through their bungling of the scientific development process?

That our nominees are clearly superior to theirs?

WHY SHOULD STOCKHOLDERS TRUST THIS BOARD TO DO BETTER IN THE FUTURE THAN IT HAS IN THE PAST?

Adverum's Myths vs. The Reality



Adverum's Myth*

The Reality

"The Adverum Board made it a priority and has already begun a process to recruit and name in 2021 a high quality director with product and commercial gene therapy experience in order to further augment our team"

- ❑ So the Board admits that it will be expanding the Board after the 2021 Annual Meeting – thereby depriving stockholders of a vote on this "to be determined" director – which in reality will be two TBD directors
- ❑ If one is looking for gene therapy experience, how can one not speak to the leading luminary in the space: Jean Bennett, who is responsible for the very first gene therapy brought to market?
- ❑ The Board has had two years to recruit such talent for the Board, but has failed

Sonic has "Nominate[d] a slate of director candidates that do not fit what we are looking for and seek to unseat current directors who bring the exact skills Adverum needs"

- ❑ This statement clearly tips the Company's hand. This is not about who "they" are looking for. It is about getting the best candidates on the Board to ensure the best results for stockholders
- ❑ Adverum says it is looking for commercial gene therapy experience – how can they refuse to consider our nominees, who would all be extremely helpful with relation to the Company's pressing needs at this stage of its life-cycle?

"We have engaged with our stockholders about top individuals and already interviewed candidates to fill this slot – we strongly believe that this is a superior process vs. relying solely on input from one stockholder who is trying to control the Board"

- ❑ How does refusing to engage with Sonic around our private nominations equate to engaging with stockholders about top individuals? Were they truly engaging with other stockholders before our nominations?
- ❑ Are they spurning our candidates SOLELY because they were suggested by Sonic? Gene therapy is a small world. Who are they talking to?
- ❑ How does selecting independent nominees equate to control of the Board?

*All Adverum quotations taken from Adverum's investor presentation issued on April 22, 2021: https://investors.adverum.com/static-files/e198e0fc-32cd-4793-89de-c42cc8a5a3b6

Adverum's Myth

The Reality

"Not only is our process better than forcing people onto our Board through a contest, but what Sonic is seeking to do would also unseat the three outstanding leaders we have on our slate"

❑ This is absolutely false. First, stockholders should have the chance to vote for the best director candidates

❑ Second, our slate has broad diversity of thought and extremely relevant experience

❑ How can Adverum credibly argue that their slate, which possess almost no gene therapy experience – which is much more specialized than general biotechnology experience – is superior to ours?

Sonic has "No substantive plan whatsoever"

❑ Sonic is not trying to dictate the strategy of the Company

❑ We are simply trying to ensure that the best possible directors are in the boardroom to help management be successful

Sonic wants to "Reinstall Dr. Thomas Chalberg, who previously led Avalanche Biotechnologies, as CEO, and reunite other members of a leadership team that led Avalanche to a 2015 Collapse"

❑ This is demonstrably false. See slide 25 of our April 22 presentation where Mr. Kam states the exact opposite of Mr. Chalberg (i.e. "a public role would be ill advised") two sentences after the line the Company quotes out of context

SAVE ADVERUM

Adverum's Myth

The Reality

Sonic is "Focused on capricious and unfocused ideas that divert resources away from ADVM-022 and distract Adverum from development of its $4bn+ product "

- ❑ We are not asking shareholders to elect Sonic to the Board. All of our candidates are fully independent
- ❑ Calling for experiments with primates that would cost de minimus amounts is not capricious
- ❑ How can the Company justify spending $7 million on a proxy contest, when that money could be used to solve the inflammation problem?

Sonic has "Focused on personal attacks and social media vs. substantive and strategic arguments"

- ❑ This is laughable. Sonic has never made any personal attacks or said anything involving social media in ANY of our public communications
- ❑ The Company seems to be referencing part of a letter we sent PRIVATELY to the Board – which Adverum itself made public two days later – in which we flagged potential image and reputational issues
- ❑ Notably, the Company has not rebutted any of these points, let alone the more substantive concerns that we raised

Adverum practices "Effective Stockholder-Aligned Compensation"

- ❑ So Dr. Fischer should earn more money in 2020 than the CEO of Pfizer, a $220B market cap company?

Conclusion

Sonic's nominees would bring fresh perspective, independence and extraordinary talent to the Board

Such improvement is also important from a governance perspective at a Company that still has a classified Board

Also of note is that Company nominee Thomas Woiwode sits on the Board of several companies with terrible governance provisions: Aligos Therapeutics, Gritstone Oncology, and Passage Bio

Our nominees are committed to working cooperatively with the full Board and management to consider all potential scientific solutions to the Company's challenges, to raising and spending money wisely, and to serving the best interests of stockholders

Contacts

Investors

John Ferguson
Saratoga Proxy Consulting LLC
(212) 257-1311
Info@saratogaproxy.com

Media

Joe Germani / Sarah Braunstein
Sloane & Company
jgermani@sloanepr.com /
sbraunstein@sloanepr.com

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